# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNICYCIVE THERAPEUTICS, INC., CIK 0001766140
CUSIP: 90466Y103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4300 EL CAMINO REAL, SUITE 210, LOS ALTOS, California (CA), 94022
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-021730
Filed by CIK 0001472322

## Reporting persons
- Nantahala Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 10,159,349; sole dispositive power 0; shared dispositive power 10,159,349; aggregate amount beneficially owned 10,159,349 (9.99% of the class)
- Wilmot B. Harkey: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,159,349; sole dispositive power 0; shared dispositive power 10,159,349; aggregate amount beneficially owned 10,159,349 (9.99% of the class)
- Daniel Mack: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,159,349; sole dispositive power 0; shared dispositive power 10,159,349; aggregate amount beneficially owned 10,159,349 (9.99% of the class)

## Item 1. Issuer
Name of issuer: UNICYCIVE THERAPEUTICS, INC.
Address of issuer's principal executive offices: 4300 EL CAMINO REAL SUITE 210 LOS ALTOS, CA, 94022

## Item 2. Person Filing
Name of person filing:
(1) Nantahala Capital Management, LLC ("Nantahala")
(2) Wilmot B. Harkey
(3) Daniel Mack (together the "Reporting Persons")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, CT 06840
Citizenship: (1) Nantahala is a Massachusetts limited liability company. (2) Each of Messrs. Harkey and Mack is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2024, Nantahala may be deemed to be the beneficial owner of 10,159,349 Shares held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Harkey and Mack may be deemed to be a beneficial owner of those Shares. The 10,159,349 Shares includes 7,338,991 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of warrants.
Percent of class:
As of September 30, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of the following percentage of the total number of Shares outstanding:
(1) Nantahala Capital Management, LLC ("Nantahala") : 9.9900%
(2) Wilmot B. Harkey: 9.9900%
(3) Daniel Mack: 9.9900%
Sole power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 10,159,349 Shares.
(2) Wilmot B. Harkey: 10,159,349 Shares.
(3) Daniel Mack: 10,159,349 Shares.
Sole power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 10,159,349 Shares.
(2) Wilmot B. Harkey: 10,159,349 Shares.
(3) Daniel Mack: 10,159,349 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP a fund advised by Nantahala, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the outstanding shares of common stock beneficially owned by Nantahala reported herein.
BLACKWELL PARTNERS LLC - SERIES A, a fund advised by Nantahala, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the outstanding shares of common stock beneficially owned by Nantahala reported herein. NCP RFM LP a fund advised by Nantahala, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the outstanding shares of common stock beneficially owned by Nantahala reported herein.
Pinehurst Partners, L.P. a fund sub-advised by Nantahala, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the outstanding shares of common stock beneficially owned by Nantahala reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Each of Messrs. Harkey and Mack is filing this Schedule 13G as a control person in respect of shares beneficially owned by Nantahala, an investment adviser as described in ss. 240.13d-1(b)(1)(ii)(E). See Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer (11/14/2024)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey (11/14/2024)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack (11/14/2024)